October 8, 2009

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn: Nandini Acharya

RE:	Certified Diabetic Services, Inc. Registration Statement (Form 10-12G/A) Filed August 24, 2009 File No. 000-53628

Dear Ms. Acharya:

On behalf of Certified Diabetic Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated September 4, 2009 regarding the Company’s Registration Statement on Form 10-12G. Please be advised that, concurrent with this response, the Company filed Amendment No. 4 to its Registration Statement on Form 10-12G (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

General

1.	We note that you have filed a request for confidential treatment of certain agreements filed as exhibits. We will issue comments on your confidential treatment request under separate cover.

Please be advised that, under separate cover, the Company will respond to the Staff’s comments contained in its letter dated September 23, 2009 to the Company’s Application for Confidential Treatment for certain agreements filed as exhibits to the Registration Statement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operation, page 18

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

2.	Please refer to your revised disclosure in response to our prior comment number two. The current disclosure states that you have identified eight major factors that are reasonably likely to impact your allowance account. Please revise your disclosure to explicitly state, if true that the scenarios provided represent reasonably likely changes.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 19 of the Registration Statement.

3.	It is unclear what changes were made to your disclosure in response to our prior comment number three. Please disaggregate your “provision prior year” to include a separate column disclosing the amount of changes in estimates of prior period contractual adjustments that you recorded during the current year.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 20 of the Registration Statement.

Item 13. Financial Statements and Supplementary Data, page F-1

Report of Independent Registered Accounting Firm, page F-2

4.	We note that your auditors included disclosure regarding your uncertainty to continue as a going concern. Please tell us what transpired that caused the auditors to conclude that there was substantial doubt now exists and why the auditor report date has not changed.

The auditor’s report contained in the initial filing of the Registration Statement filed on April 15, 2009 included a paragraph regarding the uncertainty surrounding the Company’s ability to continue as a going concern. Subsequent amendments to the Registration Statement inadvertently omitted this paragraph from the auditor’s report. The omission of this disclosure was noticed and rectified in Amendment No. 3 to the Registration Statement. As such, we do not believe there is any need for the auditor to change its report date. In addition, the financial statements have included a disclosure regarding the uncertainty surrounding the Company’s ability to continue as a going concern as part of Note 1 to the financial statements for the year ended December 31, 2008 since the initial filing of the Registration Statement.

Note 7. Redeemable Preferred Stock, page F-25

5.	We have considered your response to comment five but believe that your redeemable preferred stock is more akin to debt and thus the embedded derivative should be bifurcated and accounted for as a derivative for the following reasons:

a.	Although the redemption features are contingent in nature, it appears at least some of those terms such as a change in control may be outside the company’s control and thus redemption would be considered mandatory.

b.	If the security is mandatorily redeemable, it appears the term of the security is not perpetual.

c.	The dividends are at a stated cumulative interest rate with payment terms.

d.	The conversion option includes a down-round provision, which based upon EITF 07-05, would indicate that the feature is not indexed to your own stock and should be bifurcated and presented outside of equity provided that it meets all of the requirements for bifurcation in paragraph 12 of Statement 133. Generally, the presence of a feature such as a down-round provision would indicate that the entire embedded derivative would be bifurcated.

e.	The determination of whether or not an event such as redemption is probable seems irrelevant since some of the events are outside the company’s control. Per paragraph 4 of D-98, the possibility that any of the triggering events that is not solely within the control of the issuer could occur – without regard to probability – would require the security to be classified outside of permanent equity. In addition, paragraph 15 of EITF 07-05 states that an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustments(s) or whether such adjustments are in the entity’s control. Thus, if the terms are not fixed, the embedded derivative would be bifurcated and analyzed under SFAS 133.

f.	It is not clear that liquidation preferences are relevant since presumably the company would go through bankruptcy prior to liquidation and such bankruptcy would trigger the mandatory redemption feature.

Please revise the financial statements to bifurcate the embedded derivative or explain to us why no revision is necessary.

We responded to this comment in our letter dated September 22, 2009 to the Staff.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (239) 430-5000 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Lowell M. Fisher, Jr.
Lowell M. Fisher, Jr. Chief Executive Officer

cc:	Joseph A. Probasco, Esq. Bush Ross, P.A. Charlie Meeks, CPA KBL, LLP

4